Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

pSivida Limited

ABN

78 009 232 026

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares (**Shares**) to be issued under Rights Issue
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to 48,381,087 ordinary fully paid shares (**New Shares**)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	New Shares will be issued fully paid

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	New Shares will rank equally with existing Shares from the date of allotment
5	Issue price or consideration	$0.60 per New Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	It is proposed that funds raised under the Rights Issue will primarily assist in funding the Company's phase III clinical trials of Medidur™ for the treatment of Diabetic Macular Edema, and phase IIa clinical trials of the Company's lead BioSilicon™ product, BrachySil™ for the treatment of inoperable pancreatic cancer as well as ongoing working capital requirements.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 June 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	387,048,696	Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1. 70,400	Unquoted options to acquire ordinary shares represented by American Depositary Shares (**ADS**) at any time on or before 12 June 2006, exercisable at US$32.2159 per ADS (representing US$3.22159 per Share)

+ See chapter 19 for defined terms.

	2.	38,720	Unquoted options to acquire ordinary shares represented by ADSs at any time on or before 9 July 2006, exercisable at US$32.2159 per ADS (representing US$3.22159 per Share)
	3.	38,720	Unquoted options to acquire ordinary shares represented by ADSs at any time on or before 19 April 2007, exercisable at US$29.9148 per ADS (representing US$2.99148 per Share)
	4.	704,000	Unquoted options to acquire ordinary shares represented by ADSs at any time on or before 18 September 2007, exercisable at US$1.7756 per ADS (representing US$0.17756 per Share)
	5.	70,400	Unquoted options to acquire ordinary shares represented by ADSs at any time on or before 31 October 2007, exercisable at US$29.9148 per ADS (representing US$2.99148 per Share)
	6.	58,080	Unquoted options to acquire ordinary shares represented by ADSs at any time on or before 15 April 2008, exercisable at US$29.9148 per ADS (representing US$2.99148 per Share)
	7.	34,846	Unquoted options to acquire ordinary shares represented by ADSs at any time on or before 14 May 2009, exercisable at US$0.0028 per ADS (representing US$0.00028 per Share)
	8.	352,000	Unquoted options to acquire ordinary shares represented by ADSs at any time on or before 25 August 2009, exercisable at US$2.2727 per ADS (representing US$0.22727 per Share)
	9.	352,000	Unquoted options to acquire ordinary shares represented by ADSs at any time on or before 12 November 2009, exercisable at US$3.4091 per ADS (representing US$0.34091 per Share)

+ See chapter 19 for defined terms.

	10. 1,850,000	Unquoted options to acquire ordinary shares at any time on or before 30 September 2010, exercisable at $0.92 each
	11. 4,375,000	Options expiring 31 December 2007 exercisable at $0.61 each (ESOP).
	12. 2,050,000	Options expiring 5 August 2008 exercisable at $1.09 each.
	13. 8,934,672	Options expiring 5 August 2009 exercisable at $1.18 each (ESOP).
	14. 115,000	Options expiring 31 December 2008 exercisable at $0.80 each.
	15. 200,000	Options expiring 22 April 2010 exercisable at $1.02 each.
	16. 3,852,000	Options expiring 31 March 2010 exercisable at $0.80 each (ESOP).
	17. 1,330,000	Options expiring 5 August 2008 exercisable at US$1.25 each, over ordinary fully paid shares (represented by 133,000 warrants over ADSs, exercisable at US$12.50 per ADS) subject to voluntary escrow ending on the effectiveness of a registration statement or prospectus.
	18. 2,250,000	Options expiring 30 September 2010 exercisable at $0.92 each (ESOP).
	19. 15,000,000	US$1.00 8% subordinated convertible notes maturing 15 November 2008
	20. 6,338,030	Options expiring 15 November 2011 exercisable at US$0.72 each, over ordinary fully paid shares (represented by 633,803 warrants over ADSs, exercisable at US$7.20 per ADS)
	21. 70,400	Options expiring 12 June 2006, exercisable at US$3.22159 each, over ordinary fully paid shares (represented by 7,040 options over ADSs, exercisable at US$32.2159 per ADS)
	22. 38,720	Options expiring 9 July 2006, exercisable at US$3.22159 each, over ordinary fully paid shares (represented by 3,872 options over ADSs, exercisable at US$32.2159 per ADS)
	23. 38,720	Options expiring 19 April 2007, exercisable at US$2.99148 each, over ordinary fully paid shares

+ See chapter 19 for defined terms.

200848768_1

		(represented by 3,872 options over ADSs, exercisable at US$29.9148 per ADS)
24.	704,000	Options expiring 18 September 2007, exercisable at US$0.17756 each, over ordinary fully paid shares (represented by 70,400 options over ADSs, exercisable at US$1.7756 per ADS)
25.	70,400	Options expiring 31 October 2007, exercisable at US$2.99148 each, over ordinary fully paid shares (represented by 7,040 options over ADSs, exercisable at US$29.9148 per ADS)
26.	58,080	Options expiring 15 April 2008, exercisable at US$2.99148 each, over ordinary fully paid shares (represented by 5,808 options over ADSs, exercisable at US$29.9148 per ADS)
27.	38,720	Options expiring 14 May 2009, exercisable at US$0.00028 each, over ordinary fully paid shares (represented by 3,872 options over ADSs, exercisable at US$0.0028 per ADS)
28.	352,000	Options expiring 25 August 2009, exercisable at US$0.22727 each, over ordinary fully paid shares (represented by 35,200 options over ADSs, exercisable at US$2.2727 per ADS)
29.	352,000	Options expiring 12 November 2009, exercisable at US$0.34091 each, over ordinary fully paid shares (represented by 35,200 options over ADSs, exercisable at US$3.4091 per ADS)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	pSivida has not declared or paid dividends. The pSivida board cannot give any assurance concerning the extent and timing of future dividends (if any), as this will depend on the future profitability and financial position of pSivida as well as other economic factors. There is no current proposal to pay dividends.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No

12	Is the issue renounceable or non-renounceable?	Non-renounceable
13	Ratio in which the +securities will be offered	1 for 8
14	+Class of +securities to which the offer relates	Ordinary shares
15	+Record date to determine entitlements	22 May 2006
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	Fractional entitlements will be rounded down to the nearest whole New Share

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Entitlement Offers under the Rights Issue will only be made to Eligible Shareholders. An Eligible Shareholder is a Shareholder with a registered address in Australia or New Zealand or outside of Australia and New Zealand where: • the Shareholder satisfies pSivida that the making of the Offer, the receipt of the Prospectus, the accompanying Entitlement and Acceptance Form and the Shortfall Application Form, the exercise of that person's Entitlement and the subscription for New Shares does not breach the securities laws applicable in the relevant jurisdiction; or • pSivida considers it reasonable to extend the Offer to the Shareholder having regard to the number of Shareholders in that jurisdiction, the number and value of New Shares being offered in that jurisdiction and the cost of complying with the applicable securities laws and regulatory requirements in that jurisdiction. Ineligible Shareholders include (without limitation) Shareholders with registered addresses in Canada, Malaysia and Singapore. The Prospectus will be sent to Ineligible Shareholders for information purposes only, provided that this does not breach the applicable securities laws and regulatory requirements in the relevant jurisdiction. Ineligible Shareholders will not have any entitlements and will be advised that they do not have any entitlements. Any determination by pSivida that a Shareholder is an Ineligible Shareholder is made in pSivida's absolute discretion and is final.
19	Closing date for receipt of acceptances or renunciations	7 June 2006
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	Janney Montgomery Scott LLC (US based lead manager)
23	Fee or commission payable to the broker to the issue	6% of value of New Shares which are not taken up by shareholders under the Rights Issue and are subsequently placed with clients of Janney Montgomery Scott LLC, plus reasonable out of pocket expenses of Janney Montgomery Scott LLC.
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	24 May 2006
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	3 May 2006
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	16 June 2006

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 May 2006
Company secretary

Print name: Aaron Finlay

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